UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934

Halcon Resources Corporation
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

02081G102
(CUSIP Number)

Jeffrey Wade
c/o Gen IV Investment Opportunities, LLC
1700 Broadway, 35th Floor
New York, New York 10019
212-547-2914

With a copy to:
Adam Turteltaub
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
212-728-8129

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 8, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this statement on Schedule 13D (this “Schedule 13D”), and is filing this Schedule 13D because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GEN IV INVESTMENT OPPORTUNITIES, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ◻ (b) ◻
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ◻
6		CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,690,843 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,690,843 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,690,843 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ◻
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.3% (2)
14		TYPE OF REPORTING PERSON OO

(1)  The number of shares reported above includes (i) 83,239 shares of Common Stock (as defined below) issuable upon the exercise of the Series A Warrants owned directly by Gen IV (as defined below), (ii) 104,053 shares of Common Stock issuable upon the exercise of the Series B Warrants owned directly by Gen IV, (iii) 133,782 shares of Common Stock issuable upon the exercise of the Series C Warrants owned directly by Gen IV, and (iv) 2,369,769 shares of Common Stock owned directly by Gen IV. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person hereto that it is the beneficial owner of any Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is hereby expressly disclaimed.
(2)  Based on (i) 16,204,282 shares of Common Stock outstanding as of October 8, 2019, in reliance on the representation made by the Issuer in the press release, filed as Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on October 8, 2019, plus (ii) 83,239 shares of Common Stock issuable upon the exercise of the Series A Warrants owned directly by Gen IV (as defined below), (iii) 104,053 shares of Common Stock issuable upon the exercise of the Series B Warrants owned directly by Gen IV, (iv) 133,782 shares of Common Stock issuable upon the exercise of the Series C Warrants owned directly by Gen IV.

SCHEDULE 13D
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) LSP GENERATION IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ◻ (b) ◻
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,690,843 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,690,843 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,690,843 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.3% (2)
14	TYPE OF REPORTING PERSON IN
(1)  The number of shares reported above includes (i) 83,239 shares of Common Stock (as defined below) issuable upon the exercise of the Series A Warrants owned directly by Gen IV (as defined below), (ii) 104,053 shares of Common Stock issuable upon the exercise of the Series B Warrants owned directly by Gen IV, (iii) 133,782 shares of Common Stock issuable upon the exercise of the Series C Warrants owned directly by Gen IV, and (iv) 2,369,769 shares of Common Stock owned directly by Gen IV. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person hereto that it is the beneficial owner of any Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is hereby expressly disclaimed.
(2)  Based on (i) 16,204,282 shares of Common Stock outstanding as of October 8, 2019, in reliance on the representation made by the Issuer in the press release, filed as Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on October 8, 2019, plus (ii) 83,239 shares of Common Stock issuable upon the exercise of the Series A Warrants owned directly by Gen IV (as defined below), (iii) 104,053 shares of Common Stock issuable upon the exercise of the Series B Warrants owned directly by Gen IV, (iv) 133,782 shares of Common Stock issuable upon the exercise of the Series C Warrants owned directly by Gen IV.

SCHEDULE 13D
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) LSP INVESTMENT ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ◻ (b) ◻
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,690,843 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,690,843 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,690,843 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.3% (2)
14	TYPE OF REPORTING PERSON IN
(1)  The number of shares reported above includes (i) 83,239 shares of Common Stock (as defined below) issuable upon the exercise of the Series A Warrants owned directly by Gen IV (as defined below), (ii) 104,053 shares of Common Stock issuable upon the exercise of the Series B Warrants owned directly by Gen IV, (iii) 133,782 shares of Common Stock issuable upon the exercise of the Series C Warrants owned directly by Gen IV, and (iv) 2,369,769 shares of Common Stock owned directly by Gen IV. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person hereto that it is the beneficial owner of any Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is hereby expressly disclaimed.
(2)  Based on (i) 16,204,282 shares of Common Stock outstanding as of October 8, 2019, in reliance on the representation made by the Issuer in the press release, filed as Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on October 8, 2019, plus (ii) 83,239 shares of Common Stock issuable upon the exercise of the Series A Warrants owned directly by Gen IV (as defined below), (iii) 104,053 shares of Common Stock issuable upon the exercise of the Series B Warrants owned directly by Gen IV, (iv) 133,782 shares of Common Stock issuable upon the exercise of the Series C Warrants owned directly by Gen IV.

Item 1.            Security and Issuer.
This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Halcón Resources Corporation, a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1000 Louisiana St., Suite 6600, Houston, Texas 77002.
Item 2. Identity and Background.
(a) This Schedule 13D is being filed by the following (each, a “Reporting Person” and collectively, the “Reporting Persons”):
(i) Gen IV Investment Opportunities, LLC (“Gen IV”), a Delaware limited liability company;
(ii) LSP Generation IV, LLC (“LSP Gen IV”), a Delaware limited liability company and the managing member of Gen IV, with respect to the Common Stock directly owned by Gen IV; and
(iii) LSP Investment Advisors, LLC (“LSP Advisors”), a Delaware limited liability company and investment manager of Gen IV, with respect to the Common Stock directly owned by Gen IV.
(b) The address of each of the Reporting Persons is 1700 Broadway, 35th Floor, New York, New York, 10019.
(c) The principal business of:
(i) Gen IV is a family office investment vehicle;
(ii) LSP Gen IV is the Managing Member of Gen IV; and
(iii) LSP Advisors manages assets on behalf of Gen IV.
(d) – (e) During the past five years, none of the Reporting Persons or any of their respective executive officers, directors or control persons has: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Each of the Reporting Persons is a limited liability company organized under the laws of the state of Delaware.
Item 3. Source or Amount of Funds or Other Consideration.
As described in Item 4 below, on the Effective Date, pursuant to the Plan (as defined below), the Old Secured Notes and Old Common Stock held by Gen IV were cancelled and the Issuer issued to Gen IV an aggregate of 2,369,769 shares of Common Stock and 321,074 Warrants (as defined below) in exchange for such Old Secured Notes and Old Common Stock.  No borrowed funds were used to purchase the shares of Common Stock.

Item 4. Purpose of Transaction.
The information set forth in Items 3 and 6 of this Schedule 13D and the Exhibits to this Schedule 13D are incorporated herein by reference.
The Issuer and its subsidiaries (collectively, the “Debtors”) filed voluntary petitions for relief under chapter 11 of title 11 of the United States Code in the United States Bankruptcy Court for the Southern District of Texas (the “Chapter 11 Cases,” and such court, the “Bankruptcy Court”) on August 7, 2019. On September 24, 2019, the Bankruptcy Court entered an order (the “Confirmation Order”) confirming the Debtors’ Joint Prepackaged Plan of Reorganization, as modified by the Confirmation Order (the “Plan”). On October 8, 2019 (the “Effective Date”), the Plan became effective in accordance with its terms and the Debtors emerged from the Chapter 11 Cases. The descriptions of the Plan and the Confirmation Order included in this Schedule 13D do not purport to be complete and are qualified in their entirety by reference to the full text of the Plan and the Confirmation Order, which were filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K on September 26, 2019. All capitalized terms used in this section but not otherwise defined have the meanings set forth in the Plan.
On the Effective Date, by operation of the Plan, (i) the holders of the Issuer’s common stock existing immediately prior to the Effective Date (the “Old Common Stock”) received (among other things), in exchange for the surrender and cancellation of such Old Common Stock, their pro rata share of certain warrants issued by the Issuer (as described below, the “Warrant Equity”) and (ii) holders of the Issuer’s 6.75% Senior Notes due 2025 (the “Old Secured Notes”) received (among other things), in exchange for the surrender and cancellation of such Old Secured Notes, their pro rata share of approximately 91% of the outstanding Common Stock as of the Effective Date, subject to dilution by the Rights Offering Equity, the Warrant Equity, the MIP Equity, and the New Common Shares issued pursuant to the Backstop Commitment Premium.  Accordingly, the Old Secured Notes and Old Common Stock held by Gen IV were exchanged for an aggregate of 2,369,769 shares of Common Stock and 321,074 Warrants.
Under the Plan, Gen IV was entitled to designate one member of the Issuer’s board of directors (the “Board”) upon its emergence from reorganization proceedings. Gen IV appointed David Chang. Mr. Chang serves as Vice President at LSP Advisors where he is responsible for originating and managing investments in the energy sector across capital structures.
Except as set forth herein, the Reporting Person has no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. The Common Stock and Warrants issued to Gen IV on the Effective Date will be held for investment purposes. The Reporting Persons will continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, the securities markets in general and the Common Stock in particular, other developments and other investment opportunities. Depending on such assessments, the Reporting Persons may acquire additional Common Stock or may determine to sell or otherwise dispose of all or some of the Common Stock presently held by the Reporting Persons in the open market or in private transactions. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the Common Stock, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Person may deem material to its investment decision. Although the Reporting Persons do not have any particular plans or proposals at present, the Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time in the future express their views to and/or meet with management, Issuer’s board of directors, other shareholders or third parties, including, potential acquirers, service providers and financing sources, and/or formulate plans or proposals regarding the Issuer, its assets or its securities, and may take other steps seeking to bring about changes to increase shareholder value. Such proposals or positions may include one or more plans that relate to the Issuer’s business, management, capital structure and allocation, corporate governance, board composition and strategic alternatives and direction

Item 5. Interest in Securities of the Issuer.
(a) and (b) The information contained on the cover pages to this Schedule 13D and Item 3 is incorporated herein by reference.

(c) Except as described herein, during the last sixty (60) days there were no transactions in the Common Stock effected by the Reporting Persons.
(d) Not applicable.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The information set forth in Items 3, 4 and 5 of this Schedule 13D is incorporated herein by reference.
Registration Rights Agreement
On the Effective Date, the Issuer, Gen IV and the other signatories thereto (collectively, the “Demand Stockholders”), entered into a registration rights agreement (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, subject to certain conditions and limitations, the Issuer agreed to file with the SEC a Registration Statement on Form S-3 (or on another form if Form S-3 is unavailable) concerning the resale of the registrable shares of Common Stock held by Demand Stockholders (the “Registrable Securities”), as soon as reasonably practicable but in no event later than the later to occur of (i) ninety (90) days after the Effective Date and (ii) a date specified by a written notice to the Issuer by Demand Stockholders holding at least a majority of the Registerable Securities, and thereafter to use its commercially reasonable best efforts to cause to be declared effective by the SEC as soon as reasonably practicable. In addition, from time to time, the Demand Stockholders may request that additional Registrable Securities be registered for resale by the Issuer.  Subject to certain limitations, the Demand Stockholders also have the right to request that the Issuer facilitate the resale of Registrable Securities pursuant to firm commitment underwritten public offerings.
This summary is qualified in its entirety by reference to the full text of the Registration Rights Agreement, a copy of which is included as Exhibit 10.1 hereto and is incorporated by reference herein.
Warrant Agreement
On the Effective Date, by operation of the Plan and the Confirmation Order, the Issuer entered into a warrant agreement (the “Warrant Agreement”) with Broadridge Corporate Issuer Solutions, Inc. (the “Warrant Agent”), pursuant to which the Issuer issued three series of warrants (the “Series A Warrants”, the “Series B Warrants” and the “Series C Warrants” and together, the “Warrants”).  Pursuant to the Plan, the Reporting Persons received 83,239 Series A Warrants, with an initial exercise price of $40.17 per share, 104,053 Series B Warrants, with an initial exercise price of $48.28 per share, and 133,782 Series C Warrants, with an initial exercise price of $60.45 per share.  Each Warrant represents the right to purchase one share of Common Stock at the applicable exercise price, subject to adjustment as provided in the Warrant Agreement.  Each Warrant has a three-year term.
This summary is qualified in its entirety by reference to the full text of the Warrant Agreement, a copy of which is included in Exhibit 10.2 hereto and is incorporated by reference herein.

Item 7. Material to Be Filed as Exhibits
Exhibit 10.1          Registration Rights Agreement (incorporated by reference to Exhibit 10.3 of the Issuer’s Current Report on Form 8-K, filed on October 8, 2019).
Exhibit 10.2	Warrant Agreement (incorporated by reference to Exhibit 10.3 of the Issuer’s Current Report on Form 8-K, filed on October 8, 2019).
Exhibit 99.1	Joint Filing Agreement, dated October 17, 2019, by and among the Reporting Persons.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated:  October 17, 2019

Gen IV Investment Opportunities, LLC

By:	LSP Generation IV, LLC
Its:	Managing Member

By:	/s/ Darpan Kapadia
Name:	Darpan Kapadia
Title:	Managing Director

By:	LSP Investment Advisors, LLC
Its:	Investment Manager

By:	/s/ Paul Segal
Name:	Paul Segal
Title:	President

LSP Generation IV, LLC

By:	/s/ Darpan Kapadia
Name:	Darpan Kapadia
Title:	Managing Director

LSP Investment Advisors, LLC

By:	/s/ Paul Segal
Name:	Paul Segal
Title:	President